SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 February 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 24 February 2021 re: Update on Group Chief Executive Appointment

24 February 2021

LLOYDS BANKING GROUP: UPDATE ON EXECUTIVE APPOINTMENT

Further to the announcement on 30 November 2020, Lloyds Banking Group plc is pleased to confirm that, subject to regulatory approval, Charlie Nunn's appointment as Group Chief Executive and Executive Director will start on 16 August 2021.

As previously announced, William Chalmers, Group Chief Financial Officer, will, subject to regulatory approval, take on the role of acting Group Chief Executive when António Horta-Osório steps down on 30 April 2021 and until Mr. Nunn's arrival on 16 August 2021. Mr. Chalmers will continue to maintain ongoing responsibility as Group CFO, but arrangements will be made for other colleagues to support him in this role and to manage his wider responsibilities appropriately. He will also be supported by Robin Budenberg and Alan Dickinson in their roles as Chair and Deputy Chair.

- ENDS -

For further information

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                              +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 24 February 2021